PIKE ELECTRIC CORPORATION, P.O. BOX 868, 1OO PIKE WAY, MOUNT AIRY, NC 27030 TELEPHONE: 336 789-2171
January 28, 2011
VIA EDGAR AND FACSIMILE
Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 7010
Washington, DC 20549

Re:	Pike Electric Corporation Form 10-K for the fiscal year ended June 30, 2010 Filed September 13, 2010 Form 10-Q for the quarterly period ended September 30, 2010 Filed November 9, 2010 File No. 1-32582
Dear Mr. Cash:
This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated January 20, 2011 addressed to Pike Electric Corporation (the “Company”) with respect to the above referenced filings. For your convenience of reference, we have included the Staff’s comments below in bold text with the Company’s responses to each such comment following.
Form 10-K for the fiscal year ended June 30, 2010
Critical Accounting Policies, page 24
Valuation of Goodwill and Other Intangible Assets, page 24
1.	We have reviewed your disclosure and have the following comments:
•	We note that the estimated fair value of your construction reporting unit exceeded its carrying value by less than 10%. To the extent that any reporting unit has a fair value that is not substantially in excess of its carrying value, please revise future filings to disclose the amount of goodwill allocated to that reporting unit.
•	We presume that you have determined the estimated fair value of your engineering reporting unit substantially exceeds its carrying value. Please disclose that determination in future filings, if appropriate. Otherwise, please revise future filings to disclose the percentage by which the estimated fair value of that reporting unit exceeds its carrying value as well as the amount of goodwill allocated to that reporting unit.
•	With a view towards future disclosure, please provide us a more specific and comprehensive discussion of how you considered your control premium in comparing the estimated fair values of your reporting units to your net book value and to your market capitalization.

January 28, 2011

In future filings, the Company will disclose the amount of goodwill allocated to a reporting unit to the extent that such reporting unit has a fair value that is not substantially in excess of its carrying value. The Company will also disclose in future filings either (a) its determination that the estimated fair value of its engineering reporting unit substantially exceeds its carrying value or (b) the percentage by which the estimated fair value of its engineering reporting unit exceeds its carrying value as well as the amount of goodwill allocated to that reporting unit, as applicable.
The Company’s fiscal 2010 annual impairment analysis was performed on the first day of the Company’s fourth fiscal quarter, or April 1, 2010. For the analysis, management considered various elements of an implied control premium in assessing the reasonableness of the reconciliation of the summation of the fair values of the invested capital of our two reporting units (with appropriate consideration of the interest bearing debt) to the Company’s overall market capitalization and our net book value. This analysis included (i) the current control premium being paid for companies with a similar market capitalization and within similar industries and (ii) certain synergies that a market participant buyer could realize, such as the elimination of potentially redundant costs. Based on these analyses, management determined that the resulting control premium implied in the annual impairment analysis was less than 13% which was within a reasonable range of current market conditions. In future filings, the Company will provide disclosure of how it considered its control premium in comparing the estimated fair values of its reporting units to its net book value and to its market capitalization.
Results of Operations, page 26
2.	We note you cite several factors that impacted your revenues and gross profits. Please revise future filings to quantify the impact of each factor where practicable.
In future filings, the Company will, where practicable, quantify the impact of identified factors that contribute to changes in its revenues and gross profit.
Note 11. Income Taxes, page 60
3.	We note that it does not appear you have established a valuation allowance against your deferred tax assets. Please revise future filings to disclose and discuss how you have considered these assets are realizable. Reference ASC 740-10-50-2.
In future filings, the Company will disclose and discuss how it has considered its deferred tax assets are realizable.
Exhibit 31.1 and 31.2
4.	We note that your certifications omit the introductory language in paragraph 4 referring to internal control over financial reporting as required by Item 601 of Regulation S-K. In this regard, please amend your filing to include the aforementioned language in your certifications. Your amendment may consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certifications.
Simultaneously with submitting this letter, the Company has filed Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended June 30, 2010 with the revised certifications as Exhibits 31.1 and 31.2 thereto.

January 28, 2011

Form 10-Q for the quarterly period ended September 30, 2010
Note 1. Basis of Presentation, page 4
5.	We note that you recorded a $2 million reduction of costs and estimated earnings in excess of billings on uncompleted contracts related to prior periods. Please provide us a specific and comprehensive discussion of the nature of this adjustment and how you determined that the impact was not material to any prior periods or to your expected annual results. In addition, please tell us what consideration you gave to the impact of this correction on the current period. Reference SAB Topic 1N.
As part of the Company’s financial close for the quarter ended September 30, 2010 (“Q1 FY 2011”), the Company identified a $2 million over-accrual of revenue for certain hourly engineering projects. Engineering services is a new revenue category for the Company resulting from the Company’s acquisition of Shaw Energy Delivery Services, Inc. (“EDS”) in FY 2009. The over-accrual occurred and accumulated during the year ended June 30, 2009 (“FY 2009”) and the year ended June 30, 2010 (“FY 2010”) and was corrected by the Company in Q1 FY 2011. Approximately $1.3 million of revenue was over-accrued during FY 2009 and approximately $0.7 million of revenue was over-accrued during FY 2010 relating to this issue.
In accordance with Staff Accounting Bulletin Topic 1N (“SAB Topic 1N”), management considered both quantitative and qualitative materiality factors while assessing the $2 million over-accrual of revenue.
Management’s quantitative assessment appropriately considered both the rollover and the iron curtain methods as specified in SAB Topic 1N as well as the effect of other unrecorded errors that relate to the periods being evaluated. There were other unrecorded errors that were identified by management relating to FY 2010 ($0.4 million revenue under-accrual related to a process separate from the $2 million over-accrual identified in Q1 FY 2011) and FY 2009 ($0.1 million expense under-accruals), which together with the revenue adjustment noted above are referred to as the “Differences.” Quantitatively, management evaluated the significance of the net differences as a percentage of the key financial metrics of the Company, such as revenues, gross margin, total assets, net income(loss) before tax and earnings (loss) per share for each applicable period. Qualitatively, management has considered the impact of the $2 million over-accrual on other business matters, including but not limited to: (i) potential impact on debt covenants (prior periods, current periods and future periods); (ii) whether the Differences impact trends in earnings or other financial trends; (iii) whether the Differences hide a failure to meet analysts’ consensus expectations; (iv) potential impact on SEC reporting (including MD&A and footnote disclosures for prior periods, current periods and future periods); (v) potential impact on any other general business matters (bonding requirements, bonus amounts, MSA’s, etc); and (vi) potential impact on tax positions.

January 28, 2011

The following table displays the quantitative impact of the differences for each applicable period:

	Actual	Actual	Actual
	Q1 FY 2011	FY 2010	FY 2009
As a % of Total Assets — Iron Curtain Method	0.33%	0.30%	n/a
As a % of Gross Revenues Iron Curtain Method	1.27%	0.32%	n/a
As a % of Gross Margin Iron Curtain Method	13.81%	3.21%	n/a
As a % of (Loss) Income before Tax Iron Curtain Method	-45.28%	-6.92%	n/a
As a % of Diluted EPS (LPS) Iron Curtain Method	-42.86%	4.88%	n/a
As a % of Total Assets Rollover Method	0.33%	0.04%	0.26%
As a % of Gross Revenues Rollover Method	1.27%	0.06%	0.21%
As a % of Gross Margin Rollover Method	13.81%	0.46%	1.27%
As a % of (Loss) Income before Tax Rollover Method	-45.28%	-1.00%	2.79%
As a % of Diluted EPS (LPS) Rollover Method	-42.86%	-2.44%	4.40%
Based on our assessment of the Differences (which included the over-accrual of revenue described above), management concluded that the effect of correcting the prior period differences in Q1 FY 2011 is immaterial for the periods under consideration (year ended June 30, 2011 (“FY 2011”), FY 2010 and FY 2009) and that restatement of FY 2010 and FY 2009 was not warranted. Our conclusion is based on the following:
(1)	The effect of the Differences does not materially impact the key financial metrics of the Company as noted below (considering both the iron-curtain and rollover methods):
a.	The impact of the Differences is immaterial as a percentage of total assets and total revenues for all periods considered (all are less than 1.3%).
b.	The impact is insignificant as a percentage of total gross margin, pre-tax income (loss) and EPS (LPS) for FY 2010 and FY 2009 with the percentage differences ranging from 0.5% to 7%.
c.	The impact of the Differences does not affect trends in earnings for any of the periods considered.
d.	While the impact was approximately 14% of Q1 FY 2011 gross margin and approximately 46% of loss before tax, the effect did not change the trend in earnings (which was a loss) and the Company would not have met analyst consensus expectations for the period before consideration of the Differences (analysts estimated a loss per share of $0.02 as compared to a loss per share of $0.04 exclusive of the impact of the Differences). In accordance with ASC 250-10-45-27, management considered the impact on forecasted results for FY 2011 as a whole. Since the Differences are only expected to represent approximately 2% of FY 2011 gross margin, less than 9% of FY 2011 pretax income and EPS and less than 0.5% of FY 2011 total assets and total revenues using both the iron curtain and rollover methods, the Differences were not deemed material. However, given the relative significance as compared to the Company’s Q1 FY 2011 results, management, concluded that additional disclosure was warranted in our Q1 FY 2011 (see “Notes to Condensed Consolidated Financial Statements”).

January 28, 2011

(2)	The effect of the Differences did not enable the Company to comply with debt covenant calculations that the Company would not have otherwise met in FY 2010 or FY 2009. Additionally, the effect of the Differences is not anticipated to impact the Company’s ability to comply with future debt covenant calculations based on current forecasted operating results.
(3)	The effect of the Differences did not impact current MD&A discussion or footnote disclosures other than reference to the matter itself.
(4)	The effect of the Differences would not impact any other general business considerations that management is aware of (MSA’s, bonus amounts, bonding requirements, etc).
(5)	The effect of the Differences did not and will not materially impact the Company’s overall tax positions.
Liquidity and Capital Resources, page 15
6.	Please revise future filings to more specifically address the following items related to your credit facility:
•	the circumstances that resulted in the recent waiver;
•	the likelihood that future waivers may be necessary and/or granted;
•	any potential negative consequences that may result from future waivers; and
•	your future intentions and plans regarding your outstanding debt in light of the 2013 maturity date.
In future filings, the Company will more specifically address the above-referenced items related to its credit facility.
* * *

January 28, 2011

The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;
•	comments from the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (336) 719-4237 with any questions you may have regarding this letter.

Very truly yours,
/s/ Anthony K. Slater
Anthony K. Slater
Chief Financial Officer

cc:	Tricia Armelin Anne McConnell Ernst & Young LLP K&L Gates LLP